Filed pursuant to rule 424(b)(3)
Registration No. 333-110031, 333-110031-01

Prospectus

Prospectus Supplement to
Prospectus dated August 20, 2004
America West Airlines, Inc.

Senior Exchangeable Notes due 2023
Guaranteed by America West Holdings Corporation

     This prospectus supplement relates to the resale by the selling securityholders of senior exchangeable notes due 2023 issued by America West Airlines, Inc. and the shares of class B common stock of America West Holdings Corporation issuable upon exchange of the notes. This prospectus supplement should be read in conjunction with the prospectus filed August 20, 2004, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the prospectus, including any amendments to it.

     Consider carefully the risk factors beginning on page 6 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 10, 2005.

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     The table and related notes appearing in the prospectus under the heading “Selling Securityholders” are amended by adding the following selling securityholders and related notes:

	Principal Amount		Shares of Class B
	at Maturity of		Common Stock		Class B Common Stock
	Notes Beneficially		Beneficially Owned		Owned Upon
	Owned and	Exchange Shares	Before the		Completion of the Offering
Name	Offered(1)	Offered (1)(2)(3)	Offering(4)		Number		Percentage
Whitebox Convertible Arbitrage Partners, L.P. (30)	$8,500,000	272,323	1,536,953	(31)	1,536,953	(31)	4.3%	(32)
Whitebox Intermarket Partners, L.P. (33)	$1,500,000	48,057	–		–		–

(1)	Our registration of these securities does not necessarily mean that the selling securityholders will sell any or all of the securities. The total principal amount of notes and shares of common stock issuable upon exchange of notes listed in the table may be more than $252,695,000 and 8,095,842 shares, respectively, because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided information regarding their notes for inclusion in this table. The maximum principal amount of notes and number of shares of common stock issuable upon exchange of the notes that may be sold under this prospectus will not exceed $252,695,000 and 8,095,842 shares, respectively.

(2)	Figures in this column assume that the selling securityholder will fully exchange the notes for shares of Holdings’ class B common stock held by them.

(3)	Pursuant to the terms of the indenture governing the terms of the notes, no fractional shares will be issued upon exchange. Instead of fractional shares, the holders of the notes will receive cash in an amount equal to the same fraction of the closing sale price of the class B common stock as set forth on the New York Stock Exchange on the business day preceding the day the notes are exchanged into shares of class B common stock. Therefore, the total sum of shares listed in this column are less than the total shares of class B common stock being registered pursuant to the registration statement of which this prospectus is a part.

(4)	Figures in this column do not include the shares of class B common stock issuable upon exchange of the notes listed in the column to the right.

(5)	This selling securityholder is an affiliate of a registered broker-dealer and has advised us that it purchased the notes in the ordinary course of business and, at the time of the purchase of the notes, had no agreements or understandings directly or indirectly with any person to distribute the notes or the underlying shares of class B common stock.

(30)	Whitebox Convertible Arbitrage Advisors, LLC is the general partner of this entity. Whitebox Advisors, LLC is the controlling person of Whitebox Convertible Arbitrage Advisors, LLC and Andrew Redleaf, as the managing member, is the controlling person of Whitebox Advisors, LLC.

(31)	Represents shares issuable upon conversion of $18,443,439 principal amount of 7.5% convertible notes due 2009 issued by America West Holdings Corporation. Such notes are currently held by Whitebox Convertible Arbitrage Partners, L.P.

(32)	Percentage is calculated based on 35,316,871 shares outstanding as of April 25, 2005.

(33)	Whitebox Intermarket Advisors LLC is the general partner of this entity. Whitebox Advisors, LLC is the controlling person of Whitebox Intermarket Advisors LLC and Andrew Redleaf, as the managing member, is the controlling person of Whitebox Advisors, LLC. Excludes shares issuable upon conversion of 7.5% convertible notes due 2009 held by Whitebox Convertible Arbitrage Partners, L.P., an affiliate of such entity.

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